

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



20170185

DIVISION OF
CORPORATION FINANCE

February 23, 2017

Todd G. Hartman
Best Buy Co., Inc.
todd.hartman@bestbuy.com

Re: Best Buy Co., Inc.
Incoming letter dated February 10, 2017

Dear Mr. Hartman:

This is in response to your letter dated February 10, 2017 concerning the shareholder proposal submitted to Best Buy by the National Center for Public Policy Research. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Justin Danhof
National Center for Public Policy Research
jdanhof@nationalcenter.org

February 23, 2017

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Best Buy Co., Inc.
Incoming letter dated February 10, 2017

The proposal requests that the company prepare a report detailing the known and potential risks and costs to the company caused by pressure campaigns to oppose religious freedom laws (or efforts), public accommodation laws (or efforts), freedom of conscience laws (or efforts) and campaigns against candidates from Title IX exempt institutions, detailing the known and potential risks and costs to the company caused by these pressure campaigns supporting discrimination against religious individuals and those with deeply held beliefs, and detailing strategies that the company may deploy to defend the company's employees and their families against discrimination and harassment that is encouraged or enabled by such efforts.

There appears to be some basis for your view that Best Buy may exclude the proposal under rule 14a-8(i)(7), as relating to Best Buy's ordinary business operations. Accordingly, we will not recommend enforcement action to the Commission if Best Buy omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Best Buy relies.

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.


BEST
BUY

February 10, 2017

Via E-Mail

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Best Buy Co., Inc. Shareholder Proposal of National Center for Public Policy Research*

Ladies and Gentlemen:

This letter is to inform you that Best Buy Co., Inc. (the "Company") intends to omit from its proxy statement and form of proxy for its 2017 Regular Meeting of Shareholders (collectively, the "2017 Proxy Materials") a shareholder proposal and statement in support thereof (collectively, the "Proposal") received from the National Center for Public Policy Research (the "Proponent"). The Company hereby requests confirmation that the Staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company omits the Proposal from its 2017 Proxy Materials.

Pursuant to Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), this letter is being submitted to the Commission via e-mail to shareholderproposals@sec.gov, in lieu of providing six additional copies of this letter pursuant to Rule 14a-8(j), and the undersigned has included his name and telephone number both in this letter and in the cover e-mail accompanying this letter. Pursuant to Rule 14a-8(j), we are:

- filing this letter with the Commission no later than 80 calendar days before the date on which the Company intends to file its definitive 2017 Proxy Materials with the Commission; and

- simultaneously sending copies of this correspondence to the Proponent.

Rule 14a-8(k) and Section E of SLB 14D provide that a shareholder proponent is required to send the company a copy of any correspondence the proponent elects to submit to the Commission or the Staff. Accordingly, we are hereby informing the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, it should concurrently furnish a copy of that correspondence to the Company.

I. THE PROPOSAL

The Proposal states:

> **Resolved**: The proponent requests Best Buy Co., Inc. prepare a report by December 2017, omitting proprietary information and prepared at reasonable cost, detailing the known and potential risks and costs to the Company caused by pressure campaigns to oppose religious freedom laws (or efforts), public accommodation laws (or efforts), freedom of conscience laws (or efforts) and campaigns

against candidates from Title IX exempt institutions, detailing the known and potential risks and costs to the Company caused by these pressure campaigns supporting discrimination against religious individuals and those with deeply held beliefs, and detailing strategies that the Company may deploy to defend the Company's employees and their families against discrimination and harassment that is encouraged or enabled by such efforts.

A copy of the Proposal and related correspondence from the Proponent is attached hereto as Exhibit A.

II. BASES FOR EXCLUSION

The Company believes that the Proposal may be properly excluded from the 2017 Proxy Materials in reliance on:

- Rule 14a-8(c) because the Proponent's submission contains multiple proposals;

- Rule 14a-8(i)(7) because the Proposal deals with a matter relating to the Company's ordinary business operations; and

- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading.

(A) The Proposal May be Excluded Pursuant to Rule 14a-8(c) Because the Proposal Constitutes Multiple Proposals.

The Company believes that it may exclude the Proposal from the 2017 Proxy Materials because the Proposal constitutes multiple proposals in violation of Rule 14a-8(c). Rule 14a-8(c) provides that a shareholder "may submit no more than one proposal to a company for a particular shareholders' meeting." The one-proposal limitation applies not only to proponents who submit multiple proposals in multiple submissions, but also to proponents who submit multiple proposals as elements or components of an ostensibly single proposal. The Staff has consistently recognized that Rule 14a-8(c) permits the exclusion of proposals combining separate and distinct elements that lack a single well-defined unifying concept, even if the elements are presented as part of a single program and relate to the same general subject matter. For example, in *American Electric Power Co.* ("AEP") (avail. Jan. 2, 2001), the Staff concurred in the exclusion of a proposal that sought to: (i) limit the term of director service; (ii) require at least one board meeting per month; (iii) increase the retainer paid to AEP directors; and (iv) hold additional special board meetings when requested by the Chairman or any other director. The Staff found that the proponent's submission constituted multiple proposals despite the proponent's argument that all of the actions were about the "governance of AEP." *See also PG&E Corp.* (avail. Mar. 11, 2010) (concurring in the exclusion of a proposal requesting that the company (i) mitigate all potential risks encompassed by studies of a particular power plant site; (ii) defer any request for or expenditure of funds for license renewal at the site; and (iii) limit the production of high-level radioactive wastes at the site); *Parker-Hannifin Corp.* (avail. Sept. 4, 2009) (permitting the exclusion of a proposal requesting that the company institute a Triennial Executive Pay Vote program that provides shareholders the opportunity to (i) approve the compensation, incentive plans and post-employment benefits of the company's named executive officers; and (ii) comment on and ask questions about the company's executive compensation policies on a forum); *Duke Energy Corp.* (avail. Feb. 27, 2009) (granting no-action relief with respect to a proposal requesting that the company (i) require director candidates to have personally owned at least

$2,000 worth of the company common stock for at least one year prior to their nomination; (ii) require director candidates to declare any potential conflicts of interest upon nomination; and (iii) limit director compensation to company common stock only).

Staff no-action letter precedent indicates that the central question for determining whether a single submission with multiple elements and components constitutes more than one proposal under Rule 14a-8(c) is whether the elements or components of the proposal are closely related and essential to a single well-defined unifying concept. *See Pacific Enterprises* (avail. Feb. 19, 1998) (permitting the exclusion of a single submission related to six matters when the company argued that the elements failed to constitute "closely related elements and essential components of a single well-defined unitary concept necessary to comprise a single shareholder proposal"). *See also General Motors Corp.* (avail. Apr. 9, 2007) (concurring in the exclusion of a single submission under Rule 14a-8(c) when the company argued that the proposal included several distinct steps to restructure the company and were not so closely related so as to comprise a single proposal). Even where multiple elements or components of a proposal relate to some general or central topic, a proposal that contemplates a variety of loosely related actions may be excludable as multiple proposals under Rule 14a-8(c). *See, e.g. HealthSouth Corporation* (avail. Mar. 28, 2006) (concurring with the exclusion of proposals to (i) grant shareholders the power to increase the size of the board, and (ii) fill any director vacancies created by such an increase, where the proponent claimed that the proposals were related to the single concept of giving shareholders the power to add directors of their own choosing); *Compuware Corp.* (avail. July 3, 2003) (granting no-action relief under Rule 14a-8(c) with respect to a proposal to improve overall efficiency and operations of the company that included features requiring the reimbursement of life insurance premiums, the use of a competitive bidding system for printing contracts, the termination of a specific contract, the dedication of all the chief executive officer's time to increasing sales and profitability, the filing of a Form 8-K for certain events and the release of an announcement when officers and directors plan to sell or transfer shares); *Fotoball USA, Inc.* (avail. May 6, 1997) (allowing the exclusion of a proposal requiring minimum director shareholders, paying directors in stock or options, and prohibiting non-employee directors from performing other services for the company).

Here, the Proposal requests that the Company: (i) conduct a risk assessment, including but not limited to the negative effects on employee hiring and retention, relating to four different types of public pressure campaigns; (ii) detail strategies that the Company may deploy to defend its employees and their families against discrimination and harassment that is encouraged or enabled by these different public pressure campaigns; and (iii) consider adhering to equal and fair employment practices covering a number of areas without discrimination based on religious identity.

Moreover, the first request alone includes four distinct elements: (i) pressure campaigns to oppose religious freedom laws (or efforts); (ii) pressure campaigns to oppose public accommodation laws (or efforts); (iii) pressure campaigns to oppose freedom of conscience laws (or efforts); and (iv) campaigns against candidates from Title IX exempt institutions. While the elements loosely relate to the prevention of religious discrimination, each element is broad and applies in distinct contexts. Public accommodation laws (or efforts) protect persons from more than religious discrimination in places of public accommodation. They also protect persons from discrimination or segregation on the basis of race, color and national origin. Similarly, freedom of conscience laws (or efforts) provide protection beyond religious convictions. They protect moral convictions, as well, and include numerous federal and state laws and regulations that relate to education, abortion, contraception, medical treatment and executions.

In addition, the Proposal's third request similarly includes multiple elements: (i) hiring practices; (ii) compensation practices; (iii) training practices; (iv) professional education practices; (v) advancement practices; and (vi) governance practices. These elements relate to six separate and distinct employment practices that fail to be linked to a narrow, discrete topic.

Although the multiple parts of the Proposal could arguably be characterized as relating to the broad concept of religious discrimination, the Proponent has attempted to combine distinct matters relating to religious discrimination and other types of discrimination into a single proposal without the elements being sufficiently closely related and essential to a single well-defined unifying concept. Rather, the elements somewhat relate to the general topic of religious discrimination, and the Proposal contemplates several loosely related actions relating to this topic. Indeed, the Proposal's third request does not even relate to the public pressure campaigns referenced in the Proposal's first two requests.

While the Staff has on occasion determined that a single submission with separate elements was actually one proposal, at least one of the following often was true:

- The separate elements were linked to a narrow, discrete topic or action. *See, e.g., Washington Mutual Inc.* (avail. Feb. 20, 2007) (enhancing director nominees' qualification requirements to exclude (i) salaried employees and (ii) certain significant stockholders).

- The separate elements were either sequential, interdependent, or temporally linked, to achieve a combined purpose. *See, e.g.*, *Meadow Valley Corporation* (avail. Mar. 30, 2007) (liquidating the company and then distributing proceeds of that liquidation to stockholders).

- The separate elements were associated with a specific legal requirement. *See, e.g.*, *JP Morgan Chase & Co.*(avail. Mar. 3, 2009) (implementation of executive compensation reforms set forth for recipients of funding under the Troubled Asset Relief Program).

None of these categories applies to the Proposal. The only arguably unifying topic among the elements is religious discrimination, which is certainly not a narrow, discrete topic. However, the separate elements are not sequential, interdependent or temporally linked to achieve a combined purpose. They are also not associated with a specific legal requirement and, in fact, relate to numerous federal and state religious laws and include numerous laws that do not relate to religion.
The Proposal has an overly broad scope and represents a minimum of three separate and distinct actions submitted under the guise of a single proposal. Accordingly, the Proposal represents more than one proposal and may, consequently, be excluded under Rule l4a-8(c).

(B) The Proposal May be Excluded Pursuant to Rule 14a-8(i)(7) Because it Involves Matters that Relate to the Ordinary Business Operations of the Company.

Even if the Proponent's submission is viewed as one proposal, the Company believes that the Proposal may be excluded on substantive bases in reliance on Rule 14a-8(i)(7) and Rule 14a-8(i)(3).

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that relates to the company's "ordinary business operations." According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that "are not necessarily 'ordinary' in the common meaning of the word," but instead the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting."

Framing a shareholder proposal in the form of a request for a report, including a report of certain risks, does not change the nature of the proposal. The Commission has stated that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the subject matter of the report is within the ordinary business of the issuer. *See* Exchange Act Release No. 20091 (Aug. 16, 1983) (the "1983 Release"). *See also Johnson Controls, Inc.* (avail. Oct. 26, 1999) ("[Where] the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business . . . it may be excluded under [R]ule 14a-8(i)(7)."). A proposal's request for a review of certain risks also similarly does not preclude exclusion if the underlying subject matter of the proposal is ordinary business. Discussing its evaluation of shareholder proposals that request a risk assessment, the Staff has indicated the following:

> "[R]ather than focusing on whether a proposal and supporting statement relate to the company engaging in an evaluation of risk, we will instead focus on the subject matter to which the risk pertains or that gives rise to the risk. . . . [S]imilar to the way in which we analyze proposals asking for the preparation of a report, the formation of a committee or the inclusion of disclosure in a Commission-prescribed document—where we look to the underlying subject matter of the report, committee or disclosure to determine whether the proposal relates to ordinary business—we will consider whether the underlying subject matter of the risk evaluation involves a matter of ordinary business to the company."

(i) The Proposal May be Excluded Pursuant to Rule 14a-8(i)(7) Because it Relates to the Company's Management of its Workforce.

The Commission has stated that certain tasks are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Exchange Act Release No. 40018. Examples of such tasks cited by the Commission include "management of the workforce, such as the hiring, promotion, and termination of employees."

The Commission recognized in the 1998 Release that "management of the workforce" is "fundamental to management's ability to run a company on a day-to-day basis." Consistent with the 1998 Release, the Staff has recognized that proposals pertaining to the management of a company's workforce are excludable under Rule 14a-8(i)(7). For example, in *Bank of America Corp.* (avail. Feb. 14, 2012), the Staff concurred in the exclusion of a proposal requesting that a company policy be amended to include "protection to engage in free speech outside the job context, and to participate freely in the political process without fear of discrimination or other repercussions on the job," because the proposal related to the company's policies concerning its employees. *See also Wal-Mart Stores, Inc.* (avail. Mar. 16, 2006) (concurring in the exclusion of a proposal requesting an amendment to a company policy barring intimidation of company employees exercising their right to freedom of association); *Merck & Co., Inc.* (avail. Jan. 23, 1997) (concurring in the exclusion of a proposal requesting the adoption of a policy "to encourage employees to express their ideas on all matters of concern affecting the company"); *W.R.*

Grace & Co. (avail. Feb. 29, 1996) (concurring in the exclusion of a proposal requesting that the company implement a "high-performance" workplace based on policies of workplace democracy and worker participation).

The Staff has also consistently granted no-action relief with respect to proposals that relate to the hiring, promotion, training and termination of employees. *See, e.g.*, *Merck & Co., Inc.* (avail. Mar. 6, 2015) (concurring in the exclusion of a proposal requesting that the company fill only entry-level positions with outside candidates and adopt a policy of developing individuals for its higher level positions exclusively from employees meeting certain standards, specifically noting that "the proposal relates to procedures for hiring and promoting employees"); *Starwood Hotels & Resorts Worldwide, Inc.* (avail. Feb. 14, 2012) (permitting the exclusion of a proposal requesting verification and documentation of U.S. citizenship for the company's U.S. workforce, because it concerned "procedures for hiring and training employees"); *Consolidated Edison, Inc.* (avail. Feb. 24, 2005) (granting no-action relief with respect to a proposal requesting the termination of certain supervisors, as it related to "the termination, hiring, or promotion of employees").

Further, the Staff has specifically concurred that managing a company's relationship with its employees and policies relating to its employees are part of the ordinary business of companies and, thus, proposals related to such matters are excludable under Rule 14a-8(i)(7). For example, in *Deere & Co.* (avail. Nov. 14, 2014, recon. denied Jan. 5, 2015), the Staff permitted the exclusion of a proposal requesting that the company adopt an employee code of conduct that included an anti-discrimination policy "that protects employees' human right to engage in the political process, civic activities and public policy of his or her country without retaliation." In its response, the Staff explicitly noted that the proposal related to the company's "policies concerning its employees" and thus implicated the company's ordinary business operations. Similarly, in *The Walt Disney Co.* (avail. Nov. 24, 2014, recon. denied Jan. 5, 2015), the Staff granted no-action relief with respect to a proposal requesting that the company "consider the possibility of adopting anti-discrimination principles that protect employees' human right[s]" relating to engaging in political and civic expression. The company argued that the adoption of anti-discrimination principles involved "decisions with respect to, and modifications of the way the company manages its workforce and employee relations" that were "multi-faceted, complex and based on a range of factors beyond the knowledge and expertise of the shareholders." In allowing the proposal's exclusion, the Staff again affirmed that "policies concerning [the companies'] employees" relate to companies' ordinary business operations covered by Rule 14a-8(i)(7) and are thus excludable on that basis. *See also Bristol-Myers Squibb Co.* (avail. Jan. 7, 2015) (concurring in the exclusion of a proposal requesting the adoption of employee anti-discrimination principles related to engaging in political and civic expression, stating that the proposal related to the company's "policies concerning [the company's] employees"); *Yum! Brands, Inc.* (avail. Jan. 7, 2015) (same); *Donaldson Company, Inc.* (avail. Sept. 13, 2006) (concurring in the exclusion of a proposal requesting the establishment of "appropriate ethical standards related to employee relations").

The Proposal directly addresses management of the Company's employees by requesting a report explaining how the Company plans to handle public pressure campaigns that may affect its employees. Specifically, the Proposal requests that the Company prepare a report "detailing strategies that the Company may deploy to defend the Company's employees and their families against discrimination and harassment that is encouraged or enabled by" public pressure campaigns. In seeking information regarding the Company's strategies it "may deploy to defend" its employees, the Proposal – like the proposal at issue in The Walt Disney Co. – is imposing upon the "decisions with respect to . . . the way the company manages its workforce and employee relations." The strategies the Company may deploy with respect to addressing possible discrimination and harassment from the public directed to its employees involve workforce management considerations that are, like the proposal in The Walt Disney Co., "multi-faceted, complex and based on a range of factors beyond the knowledge and expertise of the shareholders." The Proposal is also analogous to the proposals in Bank of America and Wal-Mart Stores, Inc. in that it focuses on the Company's employee relationships through its employee policies and practices. For example, the supporting statement recommends an evaluation of the risks and costs of "negative effects on employee hiring and retention caused by such pressure campaigns." Employee hiring and retention are core activities central to the Company's management of its workforce and relationship with its employees.

That the Proposal asks for a report on these ordinary business matters does not change the conclusion that the Proposal can be excluded pursuant to Rule 14a-8(i)(7). As discussed above, the Commission has stated that a proposal requesting the dissemination of a report may be excluded under Rule 14a-8(i)(7) if the subject matter of the report is within the ordinary business of the issuer. *See* 1983 Release. In addition, as discussed previously, the Proposal's request for a report about risks to the Company does not change the analysis because in its evaluation, "rather than focusing on whether a proposal and supporting statement relate to the company engaging in an evaluation of risk, [the Staff has indicated that it] will focus on the subject matter to which the risk pertains or that gives rise to the risk." Staff Legal Bulletin No. 14E (Oct. 27, 2009) ("SLB 14E"). The "subject matter to which the risk pertains" here is the Company's management of its workforce, including hiring and retention issues, with respect to potential discrimination or harassment by third parties. The Proposal's request for a report implicating the Company's strategies in how to manage its relationship with its employees specifically related to these public pressure campaigns is thus analogous to the proposals in *Bank of America*, *Deere & Co.*, *Yum! Brands* and other similar proposals in these lines of Staff precedent. The Proposal therefore is excludable under Rule 14a-8(i)(7) as relating to the management of the Company's workforce.

(ii) The Proposal May be Excluded Pursuant to Rule 14a-8(i)(7) Because it Relates to the Company's Public Relations.

The Proposal may also be excluded pursuant to Rule 14a-8(i)(7) because it pertains to the manner in which the Company interacts with the public and conducts its public relations. Specifically, the Proposal asks for a report detailing the known and potential risks and costs to the Company related to public pressure campaigns.

The Staff has consistently concurred that decisions regarding a company's public relations are part of a company's ordinary business operations. For example, in *Johnson & Johnson* (avail. Jan. 12, 2004), the Staff permitted the exclusion under Rule 14a-8(i)(7) of a shareholder proposal asking that the Company review its pricing and marketing policies and issue a report disclosing how the Company intended "to respond to . . . public pressure to reduce prescription drug pricing." In its response, the Staff explicitly stated that it allowed exclusion because the proposal "relat[es] to [the company's] ordinary business operations (i.e., marketing and public relations)." *See also FedEx Corp.* (avail. July 14, 2009) (permitting the exclusion of a proposal requesting a report "addressing issues related to American Indian peoples, including [the company's] efforts to identify and disassociate from any names, symbols and imagery which disparage American Indian peoples in products, advertising, endorsements, sponsorships and proportions," because the proposal related to the company's ordinary business operations); *The Walt Disney Co.* (avail. Nov. 30, 2007) (permitting the exclusion of a proposal requesting a report regarding what actions the company is taking "to avoid the use of negative and discriminatory racial, ethnic and gender stereotypes in its products," because the proposal related to the company's ordinary business operations); *Tootsie Roll Indus. Inc.* (avail. Jan. 31, 2002) (granting no-action relief under Rule 14a-8(i)(7) with regard to a proposal asking the company to identify and disassociate from any offensive imagery to the American Indian community in product marketing and advertising because the proposal related to "the manner in which a company advertises its products"); *E.I. du Pont de Nemours and Co.* (avail. Feb. 23, 1993) (concurring with exclusion under the predecessor to Rule 14a-8(i)(7) of a proposal requesting that the company take an active role against the environmental movement, stating that the matter relates to the company's "advertising and public relations policy"); *Apple Computer, Inc.* (avail. Oct. 20, 1989) (permitting exclusion under the predecessor to Rule 14a-8(i)(7) of a proposal requesting that the company create a committee to regulate public use of the company's logo, stating that the matter appeared directed toward "operational decisions with respect to advertising, public relations and related matters").

Like *Johnson & Johnson* and the other precedents cited above, the Proposal requests a report that would include information about how the Company would respond to public pressure regarding certain pressure campaigns. Specifically, the Proposal requests that the Company prepare a report about risks and costs to the Company of various types of pressure campaigns. Much like *Johnson & Johnson*, the Proposal's focus on current specific public relations topics and the Company's response to these topics would result in inappropriate shareholder involvement with the Company's management of its public relations. By requesting that the Company disclose how the Company assesses the risks and costs of various public pressure campaigns (without regard to whether such campaigns are directed at the Company), the Proposal seeks to introduce shareholder oversight of a routine aspect of the Company's public relations and marketing activities.

As discussed above, the Proposal's request for a report "detailing known and potential risks and costs" of the pressure campaign does not change this analysis. Per the Staff's guidance in SLB 14E, in evaluating a proposal that requests a risk assessment "rather than focusing on whether a proposal and supporting statement relate to the company engaging in an evaluation of risk, [the Staff] will focus on the subject matter to which the risk pertains or that gives rise to the risk." One of the "subject matter[s] to which the risk pertains" in this case is the Company's public relations and, as illustrated by *Johnson & Johnson* and the other no-action letters cited above, the manner in which a company conducts its public relations is a matter of ordinary business. Accordingly, consistent with Staff precedent, the Proposal is excludable under Rule 14a-8(i) (7) as relating to the Company's ordinary business operations.

(iii) The Proposal May be Excluded Pursuant to Rule 14a-8(i) (7) Because it Does Not Relate to a "Sufficiently Significant Social Policy Issue."

The Commission indicated in the 1998 Release that proposals that relate to ordinary business matters but focus on "sufficiently significant social policy issues . . . generally would not be considered to be excludable [under Rule 14a-8(i)(7)] because the proposals would transcend the day-to-day business matters." In Staff Legal Bulletin No. 14H (Oct. 27, 2015), the Staff provided further guidance on the scope and application of Rule 14a-8(i)(7) and reaffirmed that they "intend[ed] to continue to apply Rule 14a-8(i)(7) as articulated by the Commission and consistent with the [Staff]'s prior application of the exclusion."

The Proposal references human rights and discrimination, but fundamentally, it seeks an analysis and report on potential risks and costs to the Company as they relate to employee relations and workforce management. The mere fact that the Proposal is framed to invoke issues that, in different contexts, have been found to implicate significant policy issues is not sufficient to raise a significant social policy issue that transcends day-to-day business matters. *See CVS Health Corporation* (avail. Feb. 27, 2015) (concurring in the exclusion of a proposal requesting that the company "amend its policies to explicitly prohibit discrimination based on political ideology, affiliation or activity," finding that the proposal did not focus on a significant social policy issue, as it related to the company's policies "concerning its employees"). *See also The Walt Disney Co.* (avail. Nov. 24, 2014); *Deere & Co.* (avail. Nov. 14, 2014); *Costco Wholesale Corp.* (avail. Nov. 14, 2014); *Bristol-Myers Squibb Co.* (avail. Jan. 7, 2015) (in each case, determining that a proposal seeking a change in employee anti-discrimination policies to protect employee participation in the political process was excludable under 14a-8(i)(7), because the relationship between the employee and company was part of the day-to-day operations of the company).

Similarly, the mere mention of religious freedom in a proposal does not mean that the proposal relates to a significant social policy issue. In *PG&E Corp.* (avail. Feb. 27, 2015), for example, the Staff granted no-action relief under Rule 14a-8(i)(7) with respect to a proposal requesting that the company include in "employment and related policies the right of employees to freely express their personal religious and political thoughts," given that these "policies concern[ed] [a company's] employees." *See also PG&E Corp.* (avail. Mar. 7, 2016) (concurring in the exclusion of a proposal requesting that the board institute a policy prohibiting discrimination based on race, religion, donations, gender or sexual orientation in hiring, vendor contracts or customer relations, where the company argued that ordinary business matters were implicated by the principles prohibiting discrimination in the context of hiring, vendor contracting and customer relations).

As discussed above, the Proposal references human rights and discrimination but does not focus on a significant social policy issue. In addition, as discussed above, the Proposal relates to the Company's ordinary business operations, including the Company's management of its workforce and the manner in which it conducts its public relations. Accordingly, for the reasons set forth above, the Proposal may be excluded in its entirety under Rule 14a-8(i)(7).

(C) The Proposal May be Excluded Pursuant to Rule 14a-8(i)(3) Because it is Misleading, in Violation of Rule 14a-9.

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff has interpreted Rule 14a-8(i)(3) to mean that vague and indefinite shareholder proposals may be excluded because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004). A proposal is sufficiently vague and indefinite to justify exclusion where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the company upon implementation of the proposal could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries, Inc.* (*avail.* Mar. 12, 1991).

The Proposal is excludable under Rule 14a-8(i)(3) because its resolution is so vague that neither the Company nor its shareholders can make an informed decision on the matters being presented. The Proposal leaves critical terms and phrases undefined and subject to multiple interpretations, and it does not provide sufficient guidance to enable the Company to implement it without making numerous and significant assumptions regarding what the Proponent is actually contemplating. The Proposal requests that the Company prepare a report detailing the known and potential risks and costs to the Company by "pressure campaigns to oppose religious freedom laws (or efforts), public accommodation laws (or efforts), freedom of conscience laws (or efforts) and campaigns against candidates from Title IX exempt institutions." However, the Proposal fails to define what is meant by the key phrases "pressure campaigns," "religious freedom laws (or efforts)," "public accommodation laws (or efforts)," "freedom of conscience laws (or efforts)," and "campaigns against candidates from Title IX exempt institutions." It is unclear to the Company what actions the Proponent considers to amount to "pressure campaigns" and "campaigns against candidates from Title IX exempt institutions." The Proposal states that "some [pressure campaigns] . . . have used shareholder resolutions as pressure points" but otherwise does not offer guidance on what constitutes a "pressure campaign." For example, is a "pressure campaign" only one involving public shareholder resolutions, public advertisements or litigation, or would a single private correspondence to the Company amount to a "pressure campaign"? It is also unclear to the Company what the Proponent considers to constitute "religious freedom laws," "public accommodation laws" and "freedom of conscience laws." For example, does the Proposal seek a review of such laws at the federal, state and/or local level? Further, would any such law need to expressly address that its purpose is to protect a religious freedom, or would the law need to merely touch on a right or act associated with a religious belief? The ambiguous scope of the Proposal is further demonstrated by its use of the phrase "or efforts" associated with each of these categories. The Proposal does not clearly define whether the phrase "or efforts" relates to any specific activities, and its inclusion substantially broadens the term "pressure campaigns" to an uncertain degree. In addition, the Proposal appears to address "pressure campaigns" that support discrimination against not only "religious individuals" but also "those with deeply held beliefs." However, it is unclear what constitutes a "deeply held belief." This reference to "beliefs" causes further confusion as to whether the Proposal intends to broaden the scope of the report to go beyond religion and include broader moral or ethical matters. The Proposal's use of broad and generic undefined terms causes the scope of the Proposal to be potentially far-reaching and leaves numerous unanswered questions for the Company and its shareholders.

The Staff has consistently permitted the exclusion of proposals that are so inherently vague that neither the shareholders voting on the proposal nor the company would be able to determine with reasonable certainty what measures the company would take if the proposal was approved. For example, in *PetSmart, Inc.* (avail. Apr. 12, 2010), the proposal requested that the board require the company's suppliers to bar the purchase of animals for sale from distributors that have violated or are under investigation for violating "the law." In granting no-action relief under Rule 14a-8(i)(3), the Staff noted that "the proposal does not sufficiently explain the meaning of 'the law' and that, as a result, neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *See also Alcoa Inc.* (avail. Dec. 24, 2002) (concurring in the exclusion of a proposal requesting the company to commit itself to "full implementation of these human rights standards"); *Puget Energy, Inc.* (avail. Mar. 7, 2002) (concurring in the exclusion of a proposal requesting the implementation of a "policy of improved corporate governance").

Similar to the proposals above-described, the Proposal is so inherently vague and indefinite that neither the shareholders, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires in the preparation the report. In addition, the Proposal is misleading because any action ultimately taken by the Company upon implementation of the Proposal could be significantly different from the actions envisioned by the Proponent and the shareholders voting on the Proposal. Thus, the Company believes that the Proposal is impermissibly vague and indefinite so as to be misleading, and therefore, the Proposal may properly be excluded pursuant to Rule 14a-8(i)(3).

III. CONCLUSION

The Company respectfully requests the Staff's concurrence in its decision to omit the Proposal from the 2017 Proxy Materials and further requests confirmation that the Staff will not recommend any enforcement action in connection with such omission for the reasons set forth above.

If the Staff disagrees with the Company's conclusion regarding omission of the Proposal, or if any additional submissions are desired in support of the Company's position, we would appreciate an opportunity to speak with you by telephone prior to the issuance of the Staff's Rule 14a-8(j) response. We would be happy to provide you with any additional information and answer any questions that you may have regarding this request. If I can be of any further assistance in this matter, please do not hesitate to contact me at (612) 291-8756 or Todd.Hartman@bestbuy.com.

Sincerely,



Todd G. Hartman
Deputy General Counsel & Assistant Secretary

Enclosures

cc: Keith Nelsen, Best Buy Co., Inc.
Justin Danhof, Esq., National Center for Public Policy Research

Exhibit A

Copy of the Proposal and Related Correspondence


NATIONAL CENTER
FOR PUBLIC POLICY RESEARCH

Via FedEx

December 21, 2016

Mr. Keith J. Nelsen
General Counsel and Secretary
Best Buy Co., Inc.
7601 Penn Avenue
South Richfield, Minnesota 55423

Dear Mr. Nelsen,

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Best Buy Co., Inc. (the "Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the United States Securities and Exchange Commission's proxy regulations.

I submit the Proposal as General Counsel of the National Center for Public Policy Research, which has continuously owned Best Buy Co., Inc. stock with a value exceeding $2,000 for a year prior to and including the date of this Proposal and which intends to hold these shares through the date of the Company's 2017 annual meeting of shareholders. A Proof of Ownership letter is forthcoming and will be delivered to the Company.

Copies of correspondence or a request for a "no-action" letter should be forwarded to Justin Danhof, Esq, General Counsel, National Center for Public Policy Research, 20 F Street, NW, Suite 700, Washington, DC 20001 and emailed to JDanhof@nationalcenter.org.

Sincerely,



Justin Danhof, Esq.

Enclosure: Shareholder Proposal

20 F Street, NW Suite 700
Washington, DC 20001
Tel. (202)507-6398
www.nationalcenter.org

Report on Certain Non-Discrimination Principles

Whereas, the Securities and Exchange Commission has consistently recognized that human rights and employment discrimination constitute significant policy issues.

Corporations that lack fundamental human rights protections and safeguards against employment discrimination may face serious risks to their reputations and shareholder value.

Whereas, corporations are subject pressure campaigns in regards to employment and hiring practices as well as human rights issues such as religious freedom.

For example, corporations have been pressured regarding gender and ethnic diversity in the workforce.

Furthermore, coordinated campaigns have also pressured corporations to oppose religious freedom laws, public accommodation laws and freedom of conscience efforts. Some organizations opposing religious freedom have also pressured corporations not to hire candidates from colleges and universities that have been granted an exemption under Title IX of the Education Amendments of 1972.

Many of these pressure campaigns, some of which have used shareholder resolutions as pressure points, have highlighted the effects of corporate employee retention and hiring practices stemming from such alleged discrimination.

Resolved: The proponent requests Best Buy Co., Inc. prepare a report by December 2017, omitting proprietary information and prepared at reasonable cost, detailing the known and potential risks and costs to the Company caused by pressure campaigns to oppose religious freedom laws (or efforts), public accommodation laws (or efforts), freedom of conscience laws (or efforts) and campaigns against candidates from Title IX exempt institutions, detailing the known and potential risks and costs to the Company caused by these pressure campaigns supporting discrimination against religious individuals and those with deeply held beliefs, and detailing strategies that the Company may deploy to defend the Company's employees and their families against discrimination and harassment that is encouraged or enabled by such efforts.

Supporting Statement: The proponent recommends that the report evaluate the risks and costs including, but not limited to, negative effects on employee hiring and retention caused by such pressure campaigns.

The proponent also recommends that the Company consider adhering to equal and fair employment practices in hiring, compensation, training, professional education, advancement and governance without discrimination based on religious identity.


NATIONAL CENTER
FOR PUBLIC POLICY RESEARCH

Via FedEx

December 22, 2016

Mr. Keith J. Nelsen
General Counsel and Secretary
Best Buy Co., Inc.
7601 Penn Avenue
South Richfield, Minnesota 55423

Dear Mr. Nelsen,

Enclosed please find a Proof of Ownership letter from UBS Financial Services Inc. in connection with the shareholder proposal submitted under Rule 14(a)-8 (Proposals of Security Holders) of the United States Securities and Exchange Commission's proxy regulations by the National Center for Public Policy Research to Best Buy Co., Inc. on December 21, 2016.

Copies of correspondence or a request for a "no-action" letter should be forwarded to Justin Danhof, Esq, General Counsel, National Center for Public Policy Research, 20 F Street, NW, Suite 700, Washington, DC 20001 and emailed to JDanhof@nationalcenter.org.

Sincerely,

Justin Danhof, Esq.

Enclosure: Ownership Letter

20 F Street, NW Suite 700
Washington, DC 20001
Tel. (202)507-6398
www.nationalcenter.org



UBS Financial Services Inc.
1501 K Street NW, Suite 1100
Washington, DC 20005
Tel. 855-594-1054
http://www.ubs.com/team/cfsgroup

CFS Group

Anthony Connor
Senior Vice President – Wealth Management
Portfolio Management Program

Bryon Fusini
Senior Vice President – Wealth Management
Financial Advisor

Richard Stein
Senior Wealth Strategy Associate

Dianne Scott
Sr. Registered Client Service Associate

www.ubs.com

Mr. Keith J. Nelsen
General Counsel and Secretary
Best Buy Co., Inc.
7601 Penn Avenue
South Richfield, Minnesota 55423

December 22, 2016

Confirmation: Information regarding the account of The National Center for Public Policy Research

Dear Mr. Nelsen,

The following client has requested UBS Financial Services Inc. to provide you with a letter of reference to confirm its banking relationship with our firm.

The National Center for Public Policy Research has been a valued client of ours since October 2002 and as of the close of business on 12/21/2016, the National Center for Public Research held, and has held continuously for at least one year 162 shares of the Best Buy Co., Inc. common stock. UBS continues to hold the said stock.

Please be aware this account is a securities account not a "bank" account. Securities, mutual funds and other non-deposit investment products are not FDIC-insured or bank guaranteed and are subject to market fluctuation.

Questions
If you have any questions about this information, please contact Dianne Scott at (202) 585-5412.

UBS Financial Services is a member firm of the Securities Investor Protection Corporation (SIPC).

Sincerely,

Dianne Scott
UBS Financial Services Inc.

cc: Justin Danhof, Esq., National Center for Public Policy Research